UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Copies to:

Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Charles Lubar, Esq. McDermott Will & Emery 110 Bishopsgate London, ENGLAND EC2N 4AY +44 20 7577 6900 (telephone number) +44 20 7577 6950 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter G. Livanos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,746,121

	8	SHARED VOTING POWER
761,000

	9	SOLE DISPOSITIVE POWER
31,746,121

	10	SHARED DISPOSITIVE POWER
761,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,507,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ceres Shipping Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,324,591

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
30,324,591

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,324,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blenheim Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,324,591

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
30,324,591

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,324,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

The purpose of this Amendment No. 7 (this “Amendment No. 7”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012 (the “Original Schedule 13D”), as amended on March 13, 2014, April 16, 2014, September 26, 2014, March 26, 2015, August 7, 2015 and December 21, 2015 (as amended, the “Amended Schedule 13D”) is to reflect the entry by Blenheim Holdings Ltd. (“Blenheim”) into certain cash-settled call options in respect of shares of common stock, par value US$0.01 per share (“Shares”) of GasLog Ltd. (the “Issuer”) with an unaffiliated third party financial institution.

Except as set forth below, all Items in the Amended Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 7 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos	Gildo Pastor Center 7 rue du Gabian MC 98000, Monaco	Greece and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	International owner, operator and manager of LNG carriers
Chairman
			Ceres Shipping Ltd. Clarendon House 2 Church Street, Hamilton, Bermuda	Holding Company that has interest in LNG carriers and Dry Bulk carriers
Chairman and sole shareholder
Ceres Shipping Ltd.	Clarendon House 2 Church Street Hamilton, Bermuda	Bermuda	N/A	See above
Directors
Peter G. Livanos	See above	See above	See above	See above
Bruce L. Blythe	Gildo Pastor Center 7 Rue du Gabian Monte Carlo MC 98000, Monaco	U.S.A. and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	See above
Director

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Ilias A. Iliopoulos		Le Continental Place des Moulins MC 98000, Monaco	Greece	Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Director	Family office
Jean Haramis		Le Continental Place des Moulins MC 98000, Monaco	Switzerland	Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Managing Director	Family office
Officers
Chairman, Chief Executive Officer	Peter G. Livanos	See above	See above	See above	See above
Vice Chairman	Bruce L. Blythe	See above	See above	See above	See above
Chief Financial Officer	Athanasios Thanopoulos	6, Parthenonos Street Paleo Faliro Athens 17562, Greece	Greece	DryLog Ltd. c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Chief Financial Officer	Holding Company that has interests in international operators of dry bulk vessels and in dry bulk carriers
Chief Compliance Officer, Assistant Secretary	Konstantinos Andreou	13, Terpsihoris Street Paleo Faliro Athens 17562, Greece	Greece	Drylog Services Ltd. 69, Akti Miaouli Street 18537 Piraeus, Greece Legal Counsel	International operator of dry bulk vessels
Secretary	Conyers Corporate Services (Bermuda) Limited	Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	Bermuda	N/A	Resident representatives
Blenheim Holdings Ltd.		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian Monte Carlo MC 98000, Monaco	Bermuda	N/A	Holding company

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Directors
Peter G. Livanos		See above	See above	See above	See above
Ilias A. Iliopoulos		See above	See above	See above	See above
Stanislao Faina		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian Monte Carlo MC 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Legal and Corporate	International operator and manager of dry bulk carriers
Officers
Chief Executive Officer	Peter G. Livanos	See above	See above	See above	See above
Chief Financial Officer	Athanasios Thanopoulos	See above	See above	See above	See above
Chief Compliance Officer, Assistant Secretary	Konstantinos Andreou	See above	See above	See above	See above
Secretary	Conyers Corporate Services (Bermuda) Limited	See above	See above	See above	See above

During the last five years, none of the Reporting Persons or directors, officers or other control persons of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are amended and restated as follows:

(a) See Items 11 and 13 on Cover Pages to this Amendment No. 7. Percentages are based on 80,825,637 Shares outstanding as of March 31, 2019, as reported by the Issuer in its Form 6-K furnished to the Commission on May 3, 2019.

Peter G. Livanos. Peter G. Livanos does not directly own any Shares.

Ceres Shipping Ltd. (“Ceres”). Mr. Livanos beneficially owns 100% of the share capital of Ceres. Ceres does not directly own any Shares.

Blenheim Holdings Ltd. (“Blenheim”). Blenheim is the direct owner of 30,324,591 Shares. Ceres beneficially owns a majority of the share capital of Blenheim, and, pursuant to the bye-laws of Blenheim:

“any question relevant to the voting or the sale, transfer or other disposal of any shares of [the Issuer] held from time to time by [Blenheim], and the disposition of any proceeds thereof, . . . shall be decided by a resolution adopted by [the holders] of a majority of the issued and outstanding shares”.

Accordingly, Ceres may be deemed to beneficially own the Shares directly held by Blenheim.

Mr. Livanos also beneficially owns 100% of the share capital of the following entities (the “Owned Entities”) which directly own an aggregate 1,421,530 Shares:

Entity	Number of Shares Directly Owned
Ash Tree S.A.	690,000
Maple Tree Holdings Ltd.	731,530

Mr. Livanos is an officer, member of the board of directors and/or settlor of the following entities (the “Controlled Entities”) which directly own an aggregate 761,000 Shares for the benefit of Mr. Livanos and members of his family, accordingly he may be deemed to have shared voting and/or dispositive power over such Shares:

Entity	Number of Shares Directly Owned
Falconera Navigation Inc.	487,000
Chiara Holdings S. de R.L.	181,000
Thatcher Investments Limited	23,250
Eleanor Investments Holdings
Limited	23,250
Nelson Equity Limited	23,250
JP Jones Holdings Limited	23,250

Mr. Livanos disclaims beneficial ownership of the Shares owned by the Controlled Entities, and the Controlled Entities disclaim beneficial ownership of the Shares owned by Mr. Livanos and the Owned Entities.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b) Number of Shares as to which each Reporting Person has:

(i)   Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 7.

(ii)  Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 7.

(iii) Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 7.

(iv) Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Amendment No. 7.

(c) On June 14, 2019, Maple Tree purchased 30,000 shares at an average price of US $13.17 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On June 17, 2019 Blenheim entered into two cash-settled call option contracts (each, a “Call Option Transaction”) pursuant to which Blenheim has purchased an aggregate of 884,198 cash-settled call options (the “Cash-Settled Call Options”), referencing in aggregate 884,198 Shares (the “Reference Shares”) from Morgan Stanley & Co. International Plc. (the “Counterparty”).  The final terms of the Cash-Settled Call Options were determined between June 17, 2019 and June 19, 2019.  Each Call Option Transaction requires settlement of any amounts due thereunder to Blenheim exclusively in the form of a cash payment upon expiry or early exercise.  The Cash-Settled Call Options do not provide Blenheim or any of the

Reporting Persons with the power to vote or to direct the voting of, or to dispose of or to direct the disposition of, the Reference Shares or any other securities of the Issuer.  The Reporting Persons disclaim beneficial ownership in the Reference Shares.  This summary is qualified in its entirety by reference to the two Call Option Transactions, copies of which are attached hereto as Exhibits 1 and 2.

One Call Option Transaction relates to 149,628 Cash-Settled Call Options referencing in aggregate 149,628 Reference Shares. Each such Cash Settled Call Option has a strike price of US $14.7032 and expires in the fourth quarter of 2019.

The second Call Option Transaction relates to 734,570 Cash-Settled Call Options referencing in aggregate 734,570 Reference Shares.  Each such Cash Settled Call Option has a strike price of US $14.9747.  These Cash Settled Call Options will expire ratably over a range of trading days in the fourth quarter of 2019.

Item 7. Material to be Filed as Exhibits

Exhibit 1          Confirmation, dated June 20, 2019, for a Call Option Transaction between Blenheim Holdings LTD and Morgan Stanley & Co. International Plc, as supplemented by the Pricing Notice dated June 20, 2019.

Exhibit 2          Confirmation, dated June 17, 2019, for a Call Option Transaction between Blenheim Holdings LTD and Morgan Stanley & Co. International Plc, as supplemented by the Pricing Notice dated June 20, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2019

Peter G. Livanos

By:	/s/ Peter G. Livanos

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director